UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)  [ X ] Form 10-K [] Form 20-F [] Form 11-K [] Form 10-Q[] Form N-SAR

                           For Period  Ended:  December  31, 1997
                           [ ] Transition Report  on Form  10-K
                           [ ] Transition  Report on Form 20-F
                           [ ] Transition   Report on  Form  11-K
                           [ ] Transition  Report on Form 10-Q
                           [ ] Transition Report on Form N-SAR
                           For the Transition Period Ended:  __________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Digital Data Networks, Inc.
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Full Name of Registrant


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Former Name if Applicable

3102 Maple Avenue, Suite 230
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Address of Principal Executive Office (Street and Number)

Dallas, TX  75201
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City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10- Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ X ] (c) The accountant's statements or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portions thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant maintains past-due notes receivable from a failed acquisition target that management is attempting to evaluate as to realizability. The Registrant also maintains certain intangible assets that management is attempting to evaluate as to impairment under Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of." Lastly, the Registrant also maintains other material receivables on its balance sheet as of December 31, 1997 for which the Registrant's certifying accountant has been unable to complete satisfactory testing due to unavoidable delays in the timing of audit procedures. As a result of all these factors, the Form 10-KSB could not be filed within the prescribed time period since the audit is not yet complete and could not be completed without unreasonable effort and expense on behalf of the Registrant.

Item #            601 Code        Exhibit
------            --------        -------
   1                 16           Letter of BDO Seidman, LLP dated
                                  March 30, 1998 stating why the audit is not available.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         RICHARD BOEGLIN                   (214)           969-7200
         ----------------------------      ---------       --------------------
         (Name)                            (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).
         [ X ] Yes      [    ] No
         ----------------------------------------------------------------------

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:
         [ X ] Yes      [    ] No
         ----------------------------------------------------------------------

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         (See Attached Narrative)

Digital Data Networks, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 30, 1997                  By: /s/  Donald B. Scott
                                            --------------------
                                            Donald B. Scott,
                                            Chairman of the Board and President

NARRATIVE FOR PART IV - item (3)  Form 12b-25

The Registrant is unable to accurately determine net income for the year ended December 31, 1997 due to the need for resolution of certain accounting issues related to the Registrant's failed acquisition during the year, the potential impairment of intangible assets, and the resolution of certain audit testing by the Registrant's certifying accountant which could not be completed within the prescribed time period without unreasonable effort and expense. The Registrant's certifying accountant and Chief Financial Officer are working on resolution of these issues. Net loss for the year ended December 31, 1996 was $1,966,000 or ($0.98) per share.

EX-16

BDO Seidman, LLP
Accountants and Consultants
600 University, Suite 2400
Seattle, WA  98101
Telephone: (206) 624-2020
Fax: (206) 624-7579


Securities and Exchange Commission                               March 30, 1997
450 Fifth Street, N.S.
Washington, D.C.  20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities and Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Digital Data Networks, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended December 31, 1997 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 1997 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing as we are still in the process of obtaining and analyzing evidential matter pertaining to the Registrant's note receivable from a failed acquisition target, the impairment of intangible assets, and the collectibility of certain other trade receivables. Therefore, we have not yet had sufficient time to complete the auditing procedure which we consider necessary in these circumstances.

Very truly yours,

/s/  BDO Seidman, LLP